

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2018

Remi Barbier
Chief Executive Officer
Pain Therapeutics, Inc.
7801 N. Capital of Texas Highway, Suite 260
Austin, TX 78731

> **Re: Pain Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 18, 2018**
> **File No. 333-228883**

Dear Mr. Barbier:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Donald Field at 202-551-3680 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Healthcare & Insurance